E. J. Wunsch Assistant Secretary and Associate General Counsel The Procter & Gamble Company 299 East Sixth Street Cincinnati, OH 45202-3315 (513) 983-4370 phone (513) 983-2611 fax wunsch.ej@pg.com

January 19, 2010

Via EDGAR

Era Anagnosti
Staff Attorney
U.S. Securities & Exchange Commission
Washington, D.C. 20549-7010

Re:    The Procter & Gamble Company
Definitive Proxy Statement on Schedule 14A
Filed on August 28, 2009
File No. 001-00434

Dear Ms. Anagnosti:

This letter responds to the comments on The Procter & Gamble Company (the “Company”) definitive proxy statement provided by the staff (“Staff”) of the Securities & Exchange Commission (the “Commission”) in your letter to the Company dated December 9, 2009.  We have repeated your comments below in italics and have included our responses to each, as well as any additional disclosures that we propose to make in our future filings.

STAR Annual Bonus, page 25

1. You disclose that the STAR targets are set by the compensation committee based on target bonuses for similar positions at Peer Group companies.  Please confirm whether the increase in the STAR target for Mr. Lafley, Ms. Arnold and Mr. McDonald resulted solely because of your benchmarking analysis.  Otherwise, in future filings please disclose the factors considered by the compensation committee (in addition to its market analysis), and how these factors influenced the compensation committee's decision to increase the STAR targets.  Please show us in your supplemental response what your revisions will look like.

Response:  We acknowledge the Staff’s comment and, to the extent applicable, will modify future disclosures to clarify how the Compensation & Leadership Development Committee (the “C&LD Committee”) sets STAR Targets for the Named Executive Officers. Please note that we provided a detailed explanation of how the C&LD Committee sets each component of annual cash compensation for the Company’s Named Executive Officers, including STAR Targets, in the introductory paragraph under the heading “Annual Cash Compensation.” However, for purposes of clarification, we propose modifying our current disclosure in future filings to read as follows:

STAR Target-- STAR Targets, expressed as a percentage of base salary, are set by the Committee for Named Executive Officers based on the target bonus for similar positions at Peer Group companies after taking into account the total cash compensation for those positions.  At the beginning of this fiscal year, based solely on that ~~an~~ analysis ~~of annual cash compensation and bonus targets at Peer Group companies~~, the Committee made each of the following decisions.  They increased Mr. Lafley’s STAR Target from 170% to 175% of base salary.  Mr. Moeller’s STAR Target was 45% for the first six months of the fiscal year and was set at 105% for the last six months of the fiscal year after his promotion to Chief Financial Officer.  Ms. Arnold’s and Mr. McDonald’s STAR Targets were increased from 115% to 125% of base salary.  Messrs. Geissler and Panayotopoulos had STAR Targets of 90%, consistent with the prior year.  Mr. Daley’s STAR Target also remained flat versus the prior year at 115%.

2.  We note your tabular disclosure on page 26.

·
In future filings, please explain how the compensation committee considers the various inputs disclosed in the "Business Unit Performance Factor Inputs" column for purposes of determining what the Business Unit Performance Factor is.  For example, please explain how the committee arrived at the percentages reflected in the "Business Unit Performance Factor" column in the tabular presentation on top of page 28.  In addition, please clarify the business units for which a named executive would be responsible for.

Response:  We acknowledge the Staff’s comment, and we will add a column to the chart on page 26 in future filings clarifying the business units for which each Named Executive Officer is responsible. Assuming these changes had been made in advance of this year’s filing, the chart would have appeared as follows:

Named Executive Officer	Role	Business Unit Responsibility	Business Unit Performance Factor Inputs	Relevant Results	Business Unit Performance Factor (%)
Werner Geissler	Vice Chairman—Global Operations	· Asia MDO · CEEMEA MDO · Latin America MDO · North America MDO · Western Europe MDO	· Weighted average of performance factors for market development organizations (country organizations and sales forces)	· Organic sales growth of 2% · Solid earnings growth excluding the impact of foreign currencies	101%
E. Dimitri Panayotopoulos	Vice Chairman—Household Care	· Fabric Care · Home Care · Family Care · Baby Care · Batteries	· Weighted average of the Household Care businesses	· Organic sales growth of 4% · Strong earnings growth excluding the impact of foreign currencies	121%
Susan E. Arnold	Former President—Global Business Units	· Beauty & Grooming · Health & Well-Being · Household Care	· Weighted average of all three GBU results	· Organic sales growth of 2% · Solid earnings growth excluding the impact of foreign currencies	105%
Clayton C. Daley, Jr.	Vice Chairman and Former Chief Financial Officer	· Finance & Accounting Corporate Function	Equal weighting of: · weighted average of all Business Unit Performance Factors · assessment of the performance of the Finance & Accounting Corporate Function	· Solid contribution of the Finance & Accounting Corporate Function	108%

With respect to the Staff’s comment regarding how the C&LD Committee considers Business Unit Performance Factor Inputs and arrives at the Business Unit Performance Factors, we respectfully submit that the Company’s disclosure on pages 25 and 26 of the proxy statement provides a detailed explanation of this process.

The Business Unit Performance Factors that appear in column 4 of the chart on page 28 of the proxy statement are the result of the calculations described in column three of the chart on page 26 for each Named Executive Officer. For example, the Business Unit Performance Factor of 101% for Mr. Geissler represents the weighted average of the Business Unit Performance Factors for each of the five regional Market Development Organizations for which he was responsible. For Mr. Panayotopoulos, the Business Unit Performance Factor of 121% represents the weighted average of the Business Unit Performance Factors for the Fabric Care, Home Care, Family Care, Baby Care and Batteries Business Units.

Pages 25 and 26 of the proxy statement explain in detail the process used to establish the Business Unit Performance Factors for each Business Unit. They are set by the C&LD Committee after considering the recommendations provided to it by a smaller committee consisting of at least two of the following Company officers:  the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer and the Global Human Resources Officer (the “STAR Committee”).

This STAR Committee submits a recommendation to the C&LD Committee for each Business Unit Performance Factor after carefully reviewing each Business Unit’s performance against previously established goals that (1) are based on the long-term goals for each business in relation to that Business Unit’s role in the Company’s portfolio; and (2) vary based on a number of factors including the nature of the industry in which each competes, the business’ competitive position within that industry and the business’ growth potential.  The STAR Committee’s recommendations also reflect a retrospective assessment of the external macroeconomic conditions and business realities for each Business Unit during the fiscal year.  The STAR Committee also considers certain other quantitative and qualitative measures described on pages 25 and 26 of the proxy statement as follows:
  Quantitative measurements of top-line growth in volume, sales and market share, and bottom-line measures of profit, operating cash flow and operating total shareholder return (a cash flow return on investment model that measures sales growth, earnings growth and cash flow to determine the rate of return that a business earns); and
  Qualitative measures  which are retrospective assessments of performance relative to competitors, coordination and collaboration with other Company business units, the quality of business strategy and business model, the strength of the innovation program and portfolio and other considerations such as adherence to ethical standards and response to the external economic environment and unpredictable events like natural disasters.
While the C&LD Committee retains the authority to accept, revise or reject the recommendations submitted by the STAR Committee, the C&LD Committee approved the recommendations for fiscal year 2008-2009 without modification.

  We also note that not all of the performance targets in the "Relevant Results" column have been quantified.  For example, you refer to "Strong earnings growth" or "Solid contribution of the Finance & Accounting Corporate Function", however, you do not provide a qualitative or quantitative analysis as to what constitutes strong earnings growth or how solid contribution is measured.  In future filings, please provide adequate disclosure of these targets.

  Please show us in your supplemental response what the revisions will look like.
Response:  We acknowledge the Staff’s comment, and note that the “Relevant Results” column appears to have created some confusion.  The “Relevant Results” column does not contain any performance targets that can be quantified.  Rather, the items listed in this column are examples of results considered by the STAR Committee as it utilized its discretion to develop recommendations for the Business Unit Performance Factors to present to the C&LD Committee. A more exhaustive list of the quantitative and qualitative measures considered by that committee when developing its recommendations for the Business Unit Performance Factors for each Business Unit can be found on pages 25 and 26 of the proxy statement and in the Company’s response to the first part of Comment 2 above.

With respect to the Staff’s comments regarding “what constitutes strong earnings growth” or “how solid contribution is measured,” the Company respectfully submits that these were subjective conclusions that were not qualified or quantified as part of the C&LD Committee’s discretionary decision-making process and, therefore, cannot be quantified or qualified as part of this response.

3. We note your disclosure starting in the middle of page 27.  Please note that to the extent that the compensation committee's decisions regarding the amount of the STAR bonuses granted to Messrs. Lafley, McDonald and Moeller were based mostly upon a subjective evaluation, in accordance with Item 402(b)(2)(vii) of Regulations S-K, in future filings please ensure to disclose each named executive officer's personal objectives by also identifying the specific contributions made by each named executive officer and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions.  For example, stating that the compensation committee recognized "outstanding operating results" without quantifying them or disclosing how a named executive's performance contributed to the achievement of those results, is insufficient in helping the investors understand the compensation committee's decision making process.  Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations.  Please show us in your supplemental response what your revisions will look like.  Please also comply with this comment with respect to the determination of the Key Manager Stock Grants discussed on pages 28-29 and the Special Equity Awards discussed on page 32.

Response:  We acknowledge the Staff’s comment, and offer the following in response to the various issues raised in the comment above.

1.	STAR Awards
In future filings, the Company will provide further disclosure which clarifies that the C&LD Committee exercises its discretion to set the STAR Awards for each of these individuals as it deems fit.  We note, however, that page 27 of the proxy statement already informs investors that the STAR Awards for Messrs. Lafley, McDonald and Moeller are determined separately and directly by the C&LD Committee because these individuals evaluate and recommend Business Unit Performance Factors to the C&LD Committee for the other Named Executive Officers.

Notwithstanding the above disclosure acknowledging the C&LD Committee’s discretion to set the amount of these awards, we respectfully submit that the proxy statement contains ample disclosure identifying the key contributions of each of these individuals considered by the C&LD Committee and the context in which they determined the amount of each award.  The C&LD Committee evaluated the specific contributions of each Named Executive Officer not based on personal objectives, but on the results of the Business Units for which they were responsible and their impact on those results.

For example, page 27 of the proxy statement notes that the C&LD Committee considered each of the following personal contributions by Mr. Lafley when determining the amount of his STAR Award:
  Leadership during a difficult economic period
  Strategic foresight to invest in capacity, innovation and consumer value
  Leadership of P&G’s succession planning process
  Leadership of the seamless transition of the CEO responsibilities to Mr. McDonald and the seamless transitions of other key members of the Company’s leadership team
The proxy statement also references the C&LD Committee’s consideration of the Company’s financial results when determining the amount of Mr. Lafley’s STAR Award.  Page 27 of the proxy statement notes that while the Company delivered strong free cash flow and maintained operating margins during this period, the Company reported organic sales growth and core EPS growth below the Company’s long-term targets. Finally, the proxy statement describes the “context” in which the STAR Awards for Mr. Lafley and others were made – referring to the “difficult economic period” and the “difficult external environment” on multiple occasions.  As noted on pages 27 and 28 of the proxy statement, the C&LD Committee, after considering each of these items, exercised its discretion and awarded Mr. Lafley a STAR Award of $3,100,000, which was above the Company average but below his STAR Target.

Page 27 of the proxy statement contains similar discussions explaining the C&LD Committee’s decisions with respect to the STAR Awards for Messrs. McDonald and Moeller. This disclosure highlights the C&LD Committee’s consideration of Mr. McDonald’s personal contributions to the Company’s outstanding operating results in light of a difficult external environment, his leadership of Company-wide simplification efforts that reduced costs and contributed to the Company’s ability to maintain operating margins, and the results of the various organizations for which he was responsible. The C&LD Committee’s careful evaluation of each of these factors, and the use of its discretion, resulted in a STAR Award for Mr. McDonald that was modestly above the Company average, but also modestly below his STAR Target.

The proxy statement also describes the items that the C&LD Committee considered when setting the amount of Mr. Moeller’s STAR Award.  This disclosure is shorter than the others because the C&LD Committee simply applied the average of all of the Company’s Business Unit Performance Factors to determine the portion of the award applicable to the first half of the fiscal year during which Mr. Moeller’s served as the Company’s Treasurer.  As further explained on Page 27 of the proxy statement, the C&LD Committee based the remainder of Mr. Moeller’s STAR Award on its assessment of the performance of the Finance and Accounting Corporate Function after Mr. Moeller assumed leadership of that function on January 1, 2009.  The C&LD Committee, after identifying the average of the Company’s Business Unit Performance Factors and evaluating the performance of the Finance and Accounting Corporate Function (and Mr. Moeller’s contributions to that performance), exercised its discretion and determined that Mr. Moeller’s STAR Award should be slightly above the Company average, but below his STAR Target.

In future filings, to the extent applicable, we intend to clarify the Company’s disclosure in this area to note that the Company’s Chief Executive Officer provides a recommendation to the C&LD Committee for the STAR Awards for the other members of the STAR Committee.  While such disclosure can currently be found on page 35 of the proxy statement under the heading “Role of the Chief Executive Officer in Setting Other Named Executive Officers’ Compensation,” the Company intends to move this disclosure into the section of the proxy statement that addresses each element of Named Executive Officer compensation where the CEO’s discretion is applicable.

2.	Key Manager Stock Grants
As explained on page 28 of the proxy statement, the C&LD Committee establishes the annual targets for the long-term incentive compensation packages for each Named Executive Officer based on the median long-term incentive compensation for comparable positions at Peer Group companies.  The Company’s long-term incentive compensation package consists of two programs: the BGP three-year incentive plan and the Key Manager Annual Stock Grant. At the beginning of each BGP three year incentive plan cycle, the annual BGP target for each Named Executive Officer is set based on his/her annual salary and generally remains constant for that three year performance period. The difference between the target for total long-term incentive compensation set by the C&LD Committee and the amount of long-term compensation allocated annually to the BGP program represents the target award for the Key Manager Annual Stock Grant each year.

For Mr. Lafley’s Key Manager Stock Grant, the proxy statement specifically refers investors to a detailed discussion of the C&LD Committee’s process for determining and evaluating his entire compensation package on pages 34 and 35 of the proxy statement.  We respectfully submit that this detailed discussion of the process, which includes a rigorous analysis of the Company’s financial performance, Mr. Lafley’s personal contributions to that performance, and a discussion of the market and other external conditions that impacted both Mr. Lafley’s and the Company’s performance, provides investors with all material information necessary for them to evaluate the C&LD Committee’s decisions regarding both Mr. Lafley’s Key Manager Annual Stock Grant, and his entire compensation package.  The Company elected to include this separate, detailed discussion of the C&LD Committee’s process and rationale for setting and evaluating the Chief Executive Officer’s total compensation package in an effort to aid investors in their evaluation of the C&LD Committee’s decision and to further explain that the C&LD Committee reviews all elements of the Chief Executive Officer’s compensation before making decisions regarding each separate element. Because the C&LD Committee reviews all elements of the Chief Executive Officer’s compensation before making a decision with respect to each element, the Company believes that dismantling this disclosure and repeating it in its entirety for each pay element described in the proxy would be inefficient, inconsistent with the plain English requirements of the Commission’s rules, and unhelpful to investors seeking to understand the C&LD Committee’s processes and decisions.

With respect to the Key Manager Annual Stock Grants for the other Named Executive Officers, page 29 of the proxy statement explains that the Chief Executive Officer reviews the target grants for each and recommends specific grants to the C&LD Committee for each Named Executive Officer based on their individual performance.  The additional disclosures on pages 29 and 35 of the proxy statement inform investors that the Chief Executive Officer has the authority to recommend up to 50% above or below the respective target for each Named Executive Officer, but the C&LD Committee retains the authority to accept, modify or reject the recommendations or to make no award at all.  We respectfully submit that the disclosures that appear on page 29 of the proxy statement adequately describe the C&LD Committee’s exercise of its discretion in setting the amounts of the Key Manager Annual Grants for the other Named Executive Officers.

Notwithstanding the above, the Company intends to expand its disclosure in this area in future filings to note that the Chief Executive Officer considers a number of factors when developing his recommendations for the C&LD Committee, including each of the following: (1) the prior year’s business results for each business for which each Named Executive Officer is responsible; (2) the prior year’s Key Manager Annual Stock grant for each Named Executive Officer; (3) summaries of business results for each Business Unit for current fiscal year; and (4) individual contributions by each Named Executive Officer, including that individual’s leadership skills, etc.

3.	Special Equity Awards
As noted on page 32 of the proxy statement, the C&LD Committee has authority to make special equity grants to assure retention of key executives or to recognize superior performance. Grants to recognize superior performance are reserved for those very rare occasions in which an individual makes a unique contribution to the Company’s business that is outside of any “personal objectives” that may have been previously established by the C&LD Committee or Company management.  Therefore, there are no relevant “personal objectives” specifically reviewed by the C&LD Committee when making these awards.

However, as disclosed on page 32 of the proxy statement, the C&LD Committee granted special equity awards to Messrs. Lafley and Daley in 2009 as a result of their unique contributions with respect to the Company’s acquisition and integration of The Gillette Company – the largest such merger in the history of the consumer products industry.  We respectfully submit that the specific contributions by Messrs. Lafley and Daley that resulted in the C&LD Committee’s decision to make these special equity awards are clearly identified, described and contextualized on page 32 of the proxy statement. The disclosure explains that the C&LD Committee’s decision was intended to recognize “Mr. Lafley’s foresight for initiating the acquisition and his leadership through the acquisition and integration process” and the “integral role” that Mr. Daley “played in the valuation, negotiation and acquisition of Gillette as well as his role in the integration of Gillette into P&G.”  The proxy statement provides “context” for the C&LD Committee’s decision noting that the Gillette acquisition and integration was “one of the largest and most successful transactions in the Company’s history.”  We respectfully submit that the Company’s disclosure in the proxy statement not only satisfies the Commission’s rules and the aforementioned issues raised in the Staff’s comment, but provides investors with all material information necessary to put the C&LD Committee’s decision regarding these awards into perspective.

In connection with the foregoing response to the Staff’s comments, the Company acknowledges that:
  It is responsible for the adequacy and accuracy of the disclosure in the filing;
  the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff has any further questions or comments concerning the Company’s responses, please contact me at (513) 983-4370.

Sincerely,

\s\ E. J. Wunsch
E.J. Wunsch
Assistant Secretary and
Associate General Counsel